

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 31, 2017

Ajay Rejendran
Chief Executive Officer
Beliss Corp.
10A, PTC Colony, 5 Street,
Sembakkam, Chennai,
Tamilnadu, India 600073

>   **Re: Beliss Corp.**
>   **Registration Statement on Form S-1**
>   **Filed August 4, 2017**
>   **File No. 333-219700**

Dear Mr. Rejendran:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Based on the information provided in your registration statement, it appears that you are a shell company as defined in Rule 405 of the Securities Act. We note that you have nominal assets (consisting only of cash), that you have no revenues to date, and that you appear to have nominal operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout your prospectus, discuss the restrictions imposed on such companies.

Prospectus Cover Page

2.   Please explain your reference to the Nasdaq OMX as an inter-dealer quotation system.

Prospectus Summary, page 6

Our Business, page 6

3.   We note your statement that your chief executive officer and sole director is the only individual performing work for your company. We also note your statement that this individual has limited experience in website design. The areas in which your company plans to operate appear to require technical skill. Disclose if you plan to hire experienced employees or how you otherwise plan to provide the services you list in your prospectus. Summarize this information here and provide a more detailed discussion in your Description of Business section, Risk Factors section and/or Management's Discussion and Analysis sections as appropriate.

4.   Describe the status of the services to be provided to the four clients you reference. We note that three of the contracts have completion dates that have now passed. Refer to the comment, above, and disclose how you provided the services.

5.   Confirm through added disclosure, if true, that you do not believe that the company is a blank-check company because the company and any affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, its sole officer and director, any promoters, and any affiliates of these persons intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Risk Factors, page 11

6.   It appears that, in addition to your principal executive office being located in India, your sole officer and director is located in India and the company's assets will be located in India. Please provide a risk factor that discusses the ability of a shareholder to effect service of process, enforce judgments and bring original actions in India against the company and its officer and director.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses, page 13

7.   We note that you reference the NASDAQ Market rules. As it appears unlikely that you will be able to list your shares on the Nasdaq Market, please revise this and other references so as to not suggest that these rules will apply to you or that you will be able to obtain a listing.

Any trading market that may develop may be restricted by virtue of state securities "Blue Sky" laws to the extent they prohibit trading absent compliance with individual state laws, page 18

8.   Discuss the likelihood that your application for listing the Standard and Poor's Corporate Manual will be approved. Discuss the factors that will be evaluated when your application is reviewed.

Description of the Business, page 27

Products and Services, page 29

9.   Please expand your description of your search engine optimization services to discuss how they will operate, how they will be delivered and how you plan to provide such services in light of your sole officer and director's limited experience.

10.   We note your statement in the second paragraph on page 29 that, "The technical aspect behind SEO service is highly complex, and management will provide a potential investor with a technical specification document outlining the structure of how these services are rendered." Please clarify whether you are referring to an investor in this offering or are referring to a potential client.

Management's Discussion and Analysis or Plan of Operation, page 37

Results for the Period from October 24, 2017 (Inception) through April 30, 2017, page 37

11.   To avoid confusion, please correct your header and disclosure in this subsection to include the correct inception date.

12.   Explain in more detail the general and administration expenses that account for the $814 figure listed in your prospectus.

13.   Describe here the assets that you disclose as having a value of $7,397. We note that on your balance sheet you list this amount as being cash.

Available Information, page 42

14.   Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only two shareholders, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as

well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under "Available Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Summary of Significant Accounting Policies

Customer Deposit, page F-6

15.   Please include a brief description of material terms and conditions for accepting and holding customer deposits including, if applicable, a description of penalties, discounts or interest charges for breaches of terms and conditions.

Exhibits

16.   Please file a complete version of your legal opinion from counsel. In addition, clarify why the opinion is provided by Nicholas F. Coscia, Esq. when the disclosure on page 17 and the exhibit index indicate that the opinion is being provided by Kline Law Group, PC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications